June 2012 Pricing Sheet dated June 29, 2012 relating to Preliminary Terms No. 236 dated June 27, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity-Linked Notes due July 3, 2019
Based on the Performance of Gold

PRICING TERMS – JUNE 29, 2012
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$1,613,000
Pricing date:	June 29, 2012
Original issue date:	July 5, 2012 (3 business days after the pricing date)
Maturity date:	July 3, 2019
Interest:	None
Underlying commodity:	Gold
Payment at maturity:
The payment due at maturity per $1,000 stated principal amount will equal:
$1,000 + supplemental redemption amount, if any, subject to the maximum payment at maturity
In no event will the payment at maturity be less than $1,000 per note.

Supplemental redemption amount:	(i) $1,000 times (ii) the commodity percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be greater than $1,020 per note
Participation rate:	150%
Maximum payment at maturity:	$2,020 per note (202% of the stated principal amount)
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$1,598.50, which is the commodity price on the pricing date.
Final commodity price:	The commodity price on the determination date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

Determination date:	June 28, 2019, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	617482N83
ISIN:	US617482N831
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$1,613,000	$56,455	$1,556,545

(1)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 236 dated June 27, 2012
Prospectus Supplement for Commodity-Linked Notes dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.